Exhibit 99.1

WUXI PHARMATECH ENTERS INTO DEFINITIVE MERGER AGREEMENT

SHANGHAI, August 14, 2015 — WuXi PharmaTech (Cayman) Inc. (“WuXi” or the “Company”) (NYSE: WX), a leading open-access R&D capability and technology platform company serving the pharmaceutical, biotechnology, and medical device industries with operations in China and the United States, today announced that it has entered into a definitive Agreement and Plan of Merger (the “Merger Agreement”) with New WuXi Life Science Limited (“Parent”) and WuXi Merger Limited (“Merger Sub”), a wholly owned subsidiary of Parent.

Pursuant to the Merger Agreement, Parent will acquire the Company for cash consideration equal to US$5.75 per ordinary share of the Company (each, a “Share”) and US$46 per American Depositary Share of the Company, each representing eight Shares (each, an “ADS”), or approximately US$3.3 billion in aggregate cash consideration. This represents a 16.5% premium over the closing price of US$39.50 per ADS as quoted by the New York Stock Exchange (the “NYSE”) on April 29, 2015, and a premium of 18.9% and 20.1%, respectively, over the Company’s 30- and 60- trading day volume-weighted average price as quoted by the NYSE prior to April 29, 2015, the last trading day prior to the Company’s announcement on April 30, 2015 that it had received a non-binding “going private” proposal.

Immediately following the consummation of the transactions contemplated by the Merger Agreement, Parent will be beneficially owned by a consortium (the “Buyer Group”) comprised of:

(i)	new investors which include affiliates of or funds managed or advised by Ally Bridge Group Capital Partners (“Ally Bridge”), Boyu Capital (“Boyu Capital”), Temasek Life Sciences Private Limited (“Temasek”) and Ping An Insurance (“Ping An”);

(ii)	Hillhouse Fund II, L.P. (“Hillhouse”, and together with Ally Bridge, Boyu Capital, Temasek, Ping An and additional sponsors that may be admitted to the Buyer Group, the “Sponsors”), an existing shareholder of the Company and an affiliate of Hillhouse Capital; and

(iii)	the following founders and executive officers of the Company who have elected to roll-over their interest in the Company in connection with the Merger (together with entities through which such individuals own their Shares (including Shares represented by ADSs) (the “Founders”)): Dr. Ge Li, the chairman and chief executive officer, Mr. Xiaozhong Liu, an executive vice president and a director, Mr. Zhaohui Zhang, a senior vice president of operations, the head of domestic marketing and a director, and Dr. Ning Zhao, a senior vice president of operations, the head of corporate human resources and a director.

As of the date of the Merger Agreement, Hillhouse and the Founders (together, the “Rollover Shareholders”) beneficially own in aggregate approximately 4.5% of the issued and outstanding Shares.

Subject to the terms and conditions of the Merger Agreement, at the effective time of the Merger, Merger Sub will merge with and into the Company, with the Company continuing as the surviving corporation and a wholly owned subsidiary of Parent (the “Merger”), and each of the Shares issued and outstanding immediately prior to the effective time of the Merger (including Shares represented by ADSs) will be cancelled in consideration for the right to receive US$5.75 per Share or US$46.00 per ADS, in each case, in cash, without interest and net of any applicable withholding taxes, except for (i) Shares (including Shares represented by ADSs) held immediately prior to the effective time of the Merger by the Rollover Shareholders, Parent, the Company (or any of Parent or the Company’s respective subsidiaries) or by the Company’s ADS depositary and reserved for future issuance under the Company’s stock option plan, which Shares will be cancelled without payment of any consideration or distribution therefor, and (ii) Shares owned by holders who have validly exercised and not effectively withdrawn or lost their rights to dissent from the Merger pursuant to Section 238 of the Companies Law of the Cayman Islands, which Shares will be cancelled at the effective time of the Merger for the right to receive the fair value of such Shares determined in accordance with the provisions of Section 238 of the Companies Law of the Cayman Islands.

The Buyer Group intends to fund the Merger through a combination of (i) cash contributions from the Sponsors and the Rollover Shareholders pursuant to equity commitment letters, and (ii) the proceeds from committed and underwritten loan facilities contemplated by debt commitment letters, each dated August 14, 2015, pursuant to which Shanghai Pudong Development Bank Co., Ltd. and Ping An Bank Co., Ltd. have agreed as underwriters and mandated lead arrangers to underwrite and arrange an aggregate of US$1.1 billion in debt financing for the Merger, subject to certain conditions.

The Company’s board of directors, acting upon the unanimous recommendation of the special committee formed by the board of directors (the “Special Committee”), unanimously approved the Merger Agreement and the transactions contemplated by the Merger Agreement, including the Merger, and resolved to recommend that the Company’s shareholders authorize and approve the Merger Agreement and the transactions contemplated by the Merger Agreement, including the Merger. The Special Committee, which is composed solely of independent directors of the Company who are unaffiliated with Parent, Merger Sub or any member of the Buyer Group or management of the Company, exclusively negotiated the terms of the Merger Agreement with the Buyer Group with the assistance of its independent financial and legal advisors.

The Merger, which is currently expected to close during the fourth quarter of 2015, is subject to shareholder approval as well as certain other customary closing conditions. Pursuant to the Merger Agreement, adoption of the Merger Agreement by the Company’s shareholders requires both (i) a special resolution in accordance with Cayman Islands law by the affirmative vote of holders of Shares representing at least two-thirds of the Shares present and voting in person or by proxy as a single class at a meeting of the Company’s shareholder, and (ii) an affirmative vote of holders of a majority of the Shares that are unaffiliated with Parent, the Founders or the Sponsors and present and voting in person or by proxy as a single class at a meeting of the Company’s shareholders.

Pursuant to a support agreement among the Rollover Shareholders and Parent, the Rollover Shareholders have agreed to vote all their Shares and ADSs in favor of the authorization and approval of the Merger Agreement and the transactions contemplated by the Merger Agreement, including the Merger. If completed, the Merger will result in the Company becoming a privately-held company and ADSs will no longer be listed on the NYSE.

Credit Suisse Securities (USA) LLC is serving as the financial advisor to the Special Committee, Willkie Farr & Gallagher LLP is serving as U.S. legal counsel to the Special Committee, Walkers Global is serving as Cayman Islands legal counsel to the Special Committee and Zhong Lun Law Firm is serving as PRC legal counsel to the Special Committee. O’Melveny & Myers LLP is serving as U.S. legal counsel to WuXi.

Bank of America Merrill Lynch is serving as the financial advisor to the Buyer Group. Wilson Sonsini Goodrich & Rosati, P.C. is serving as U.S. and Hong Kong legal counsel to the Founders and the Buyer Group. Sullivan & Cromwell is serving as U.S. and Hong Kong legal counsel to Ally Bridge and the Buyer Group. Weil, Gotshal & Manges LLP is serving as U.S. and Hong Kong legal counsel to Boyu Capital and the Buyer Group. Fangda Partners is serving as PRC legal counsel to the Buyer Group. Conyers, Dill and Pearman is serving as Cayman Islands legal counsel to the Buyer Group.

Additional Information about the Transaction

The Company will furnish to the Securities and Exchange Commission (the “SEC”) a report on Form 6-K regarding the proposed transactions described in this announcement, which will include as an exhibit thereto the Merger Agreement. All parties desiring details regarding the transactions contemplated by the Merger Agreement, including the Merger, are urged to review these documents, which will be available at the SEC’s website (http://www.sec.gov).

In connection with the Merger, the Company will prepare and mail a proxy statement to its shareholders. In addition, certain participants in the Merger will prepare and mail to the Company’s shareholders a Schedule 13E-3 transaction statement that will include the proxy statement. These documents will be filed with or furnished to the SEC. INVESTORS AND SHAREHOLDERS ARE URGED TO READ CAREFULLY AND IN THEIR ENTIRETY THESE MATERIALS AND OTHER MATERIALS FILED WITH OR FURNISHED TO THE SEC WHEN THEY BECOME AVAILABLE, AS THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE COMPANY, THE TRANSACTIONS CONTEMPLATED BY THE MERGER AGREEMENT AND RELATED MATTERS. In addition to receiving the proxy statement and Schedule 13E-3 transaction statement by mail, shareholders also will be able to obtain these documents, as well as other filings containing information about the Company, the Merger and related matters, without charge, from the SEC’s website (http://www.sec.gov) or at the SEC’s public reference room at 100 F Street, NE, Room 1580, Washington, D.C. 20549.

The Company and certain of its directors, executive officers and other members of management and employees may, under SEC rules, be deemed to be “participants” in the solicitation of proxies from shareholders with respect to the Merger. Information regarding the persons or entities who may be considered “participants” in the solicitation of proxies will be set forth in the proxy statement and Schedule 13E-3 transaction statement relating to the Merger when it is filed with the SEC. Information regarding certain of these persons and their beneficial ownership of the Company’s ordinary shares as of April 3, 2015 is also set forth in the Company’s Form 20-F, which was filed with the SEC on April 15, 2015. Additional information regarding the interests of such potential participants will be included in the proxy statement and Schedule 13E-3 transaction statement and the other relevant documents filed with the SEC when they become available.

This announcement is neither a solicitation of proxy, an offer to purchase nor a solicitation of an offer to sell any securities and it is not a substitute for any proxy statement or other filings that may be made with the SEC should the Merger proceed.

About WuXi PharmaTech

WuXi PharmaTech (NYSE: WX) is a leading open-access R&D capability and technology platform company serving the pharmaceutical, biotechnology, and medical device industries, with operations in China and the United States. As a research-driven and customer-focused company, WuXi PharmaTech provides pharmaceutical, biotechnology, and medical device companies with a broad and integrated portfolio of laboratory and manufacturing services throughout the drug and medical device R&D process. WuXi PharmaTech’s services are designed to help its global partners in shortening the cycle and lowering the cost of drug and medical device R&D. WuXi is also building a platform to provide clinical diagnostic services directly to physicians and their patients globally. The operating subsidiaries of WuXi PharmaTech are known as WuXi AppTec. For further information, please visit http://www.wuxiapptec.com.

Cautionary Statement concerning Forward Looking Statements

This news release may include certain statements that are not descriptions of historical facts, but are forward-looking statements. These forward-looking statements can be identified by terminology such as “if,” “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Forward-looking statements involve risks, uncertainties and other factors that could cause actual results to differ materially from those contained in any such statements. Potential risks and uncertainties include, but are not limited to, uncertainties as to the expected benefits and costs of the proposed Merger; the expected timing of the completion of the Merger; the parties’ ability to complete the Merger considering the various closing conditions, including any conditions related to regulatory approvals; the possibility that various closing conditions to the Merger may not be satisfied or waived; how the Company’s shareholders will vote at the meeting of shareholders; the possibility that competing offers will be made and other risks and uncertainties discussed in WuXi’s filings with the U.S. Securities and Exchange Commission, as well as the Schedule 13E-3 transaction statement and the proxy statement to be filed by the Company in connection with the Merger. WuXi does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For more information, please contact:

Ronald Aldridge (for investors)

LaVoie HealthScience

+1-617-374-8800 x109

+1 617-792-2459

Email: ron_aldridge@wuxiapptec.com